UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

161 Bay Street, Suite 4260

Toronto, Ontario M5J 2S1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: May 20, 2022	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	AGM Notice dated May 16, 2022
99.2	Information Circular dated May 16, 2022
99.3	Proxy Card
99.4	Certificate of Abridgement